

Cash ● **Other Assets** ● **Short-Term Debt** ● **Long-Term Debt** ● **Equity**

Net Margin: -226%   Gross Margin: 47%   Return on Assets: -54%   Earnings per Share: -$395.81

Revenue per Employee: $41,478   Cash to Assets: 72%   Revenue to Receivables: 966%   Debt Ratio: 4%